Exhibit (b)(2)

February 16, 2012

Salient Federal Solutions, Inc.

c/o Thomas E. Dunn

4000 Legato Rd, Suite 600

Fairfax, VA 22033

Dear Ted:

We are pleased to advise you that PNC Mezzanine Capital, through an affiliated investment vehicle (“PNC MC”), hereby commits to provide $17,250,000 in financing (the “Financing”) to assist Salient Solutions, Inc. (“Salient”), an entity formed by Frontenac Company LLC (“Frontenac”), in the acquisition of all of the stock of ATS Corporation (“ATS”) (collectively, the “Combined Company”) for approximately $76.8 million in cash (the “Transaction”).  PNC MC’s investment will take the form of $12.25 million of Senior Subordinated Notes and $5.0 million of equity co-investment (approximately $3.0 million funded at close) in a pro rata strip of the same equity securities of Salient or other parent entity of Salient held or to be held by Frontenac.  The principal terms of the Financing are set forth in the attached term sheet (the “Term Sheet”).  Our financing commitment is subject only to the following:

1.                                      Financing documentation on the terms set forth in the Term Sheet and which are otherwise reasonably satisfactory to you and us.  Such documentation will include a note purchase agreement, a note, a subordination and intercreditor agreement with the senior lender, a subscription agreement and an LLC agreement.

2.                                      The closing, concurrently with the closing of the Financing, of a senior revolving credit and term loan facility consisting of a $25.0 million senior revolving credit facility and a $70.0 million term loan on terms previously disclosed to us and otherwise reasonably satisfactory to us.

3.                                      The closing, concurrently with the closing of the Financing, of the Transaction on terms previously disclosed to us or otherwise reasonably satisfactory to us.

4.                                      As of closing, (a) the Combined Company’s ratio of net total senior leverage to adjusted EBITDA will be not more than 3.0:1.0 and (b) the Combined Company’s ratio of net total leverage to adjusted EBITDA will be not more than 3.5:1.0.

5.                                      There shall not have occurred any event (i) since December 31, 2010 that has, or could be reasonably expected to have, a material adverse effect on the business, properties, operations or financial condition of Salient and its subsidiaries (it being understood that the existing lawsuit litigation disclosed to PNC MC and the underlying facts related thereto do not and will not constitute a material adverse effect) and (ii) since January 1, 2011, there not having occurred a “Material Adverse Effect” (as defined in the Merger Agreement) with respect to ATS and its subsidiaries.

Salient agrees that, commencing with the date that this commitment letter is executed and delivered by Salient to PNC MC until the Projected Closing Date, (the “Exclusivity Period”), Salient will not, and will not permit officers, directors, equity holders or advisors to solicit, negotiate or accept other offers to provide debt financing for the Transaction (other than senior debt financing as contemplated above) or equity financing which would result in PNC MC’s investment being reduced below the amount set forth in the Term Sheet.  As used herein, “Projected Closing Date” means July 31, 2012.  During the Exclusivity Period, Salient will use commercially reasonable efforts to provide PNC MC and its advisors and personnel with reasonable access to the books, records, properties and personnel of the Combined Company.

Salient agrees that all reasonable out-of-pocket expenses incurred by or on behalf of PNC MC or PNC Mezzanine Management Corp (“PNC MMC”), including reasonable fees and expenses of their outside counsel and third-party consultants, will be paid by Salient at closing or, if the Transaction does not close, by Salient promptly after the receipt of written demand by PNC MC, which demand shall set forth such expenses in reasonable detail; provided, that Salient shall have no obligations under this paragraph if (a) the Transaction does not close due to the fault of PNC MC or (b) PNC MC fails to perform or otherwise breaches its obligations under this commitment letter.  For the avoidance of doubt, if PNC MC has negotiated in good faith to reach binding agreements upon substantially the terms contemplated in the Term Sheet, then PNC MC shall not be at fault hereunder, or be deemed to have failed to perform or to have breached any obligation under this commitment letter, if the sole reason for PNC MC’s actions is that Salient failed to negotiate in good faith to reach binding agreements upon substantially the terms contemplated in the Term Sheet or that it failed to use commercially reasonable efforts to provide any information regarding the Combined Company that was reasonably requested by PNC MC.

Salient agrees to indemnify and hold harmless PNC MC and its affiliates and representatives and their respective officers, directors, employees and affiliates (collectively, the “Indemnitees”) from and against any and all losses, claims, damages, liabilities, actions or other proceedings and expenses (collectively, “indemnified liabilities”) that arise out of, result from or in any way relate to this commitment letter or the Financing, and to reimburse each Indemnitee, upon its demand, for any reasonable legal or other expense incurred in connection with investigating, defending or participating in any such indemnified liability (whether or not such Indemnitee is a party to any action or proceeding out of which any such expenses arise), other than any of the foregoing to the extent incurred by reason of the gross negligence or willful misconduct of such Indemnitee.  No Indemnitee shall be responsible or liable to Salient or any of its affiliates, for any consequential, punitive or exemplary damages which may be alleged in connection with this commitment letter or the Financing.  Your obligations under this paragraph shall expire upon the execution and delivery of definitive documentation described in paragraph 1 above, but will otherwise survive the termination of this commitment letter.

We all agree to keep this commitment letter and its contents confidential, and Salient further agrees not to disclose to any person, other than (a) Frontenac and advisors to Salient and Frontenac, (b) the Combined Company and its subsidiaries, (c) the potential senior lenders for the Transaction, (d) pursuant to the order of any court or administrative agency or otherwise as required by applicable law or compulsory legal process and (e) officers, directors, advisors, partners and equityholders of the foregoing persons, the terms, conditions or other contents of this letter and its attachment without the prior consent of PNC MC, which shall not be unreasonably withheld or delayed.  Notwithstanding the foregoing, this commitment letter and the attached Term Sheet are made solely for the benefit of the parties hereto and no other person or entity has, or is entitled to enforce, any rights, benefits or obligations hereunder or thereunder.

If the Transaction closes with PNC MC providing the Financing as contemplated hereby and the expenses of PNC MC and PNC MMC are paid as provided in the Term Sheet, Salient shall be automatically and irrevocably released from all obligations and liabilities it may have under this letter, other than the confidentiality provisions of the preceding paragraph.

This commitment letter (including the Term Sheet):  (a) may not be assigned, whether by operation of law or otherwise, without the prior written consent of the other parties hereto; (b) may be amended only by a writing signed by the parties hereto; (c) may be executed in several counterparts, each of which is deemed an original but all of which constitute one and the same instrument; (d) contains the entire agreement of the parties with respect to the transactions contemplated hereby and supersedes all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (e) is governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of law rules; and (f) is binding upon, and will inure to the benefit of, the parties and their respective heirs, successors and permitted assigns.

PNC MC hereby notifies you that, pursuant to the requirements of the USA PATRIOT ACT (Title III of Publ. L. 107 56) (the “Patriot Act”), it may be required to obtain, verify and record information that identifies Salient and its equity holders and key personnel, including names, addresses and other personal information that will allow it to identify such persons in accordance with the Patriot Act.  This notice is given to you in accordance with the Patriot Act.  Additionally, PNC MC hereby notifies you that the above information may also be utilized to obtain certain reports regarding credit

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history and other public records.  By signing below, you authorize PNC MC to utilize such information to obtain these reports.

This commitment letter will terminate at 5:00 p.m. E.D.T. on February 22, 2011 unless we have received a signed copy of this letter signifying your agreement to its terms and conditions.  Upon our receipt of such signed copy, any and all previous letters of intent and term sheets pertaining to the Transaction will automatically terminate and be of no further force and effect.  If the Transaction has not closed on or prior to July 31, 2012 we will have the right to terminate this commitment at any time thereafter by giving you written notice to such effect.

We are delighted to have the opportunity to work with you and look forward to the successful completion of this transaction.

Sincerely,

PNC Mezzanine Capital

/s/ Robert M. Marsh	/s/ Thomas Vo
Robert M. Marsh	Thomas Vo
Partner	Associate

ACCEPTED BY AND AGREED TO WITH THE INTENT TO BE LEGALLY BOUND:

By:	Salient Federal Solutions, Inc.

/s/ S. Bradford Antle
Name:	S. Bradford Antle
Title:	President & CEO

Date	February 16, 2012

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SALIENT FEDERAL SOLUTIONS

SUMMARY OF TERMS

FEBRUARY 16, 2012

I.             SUMMARY OF TRANSACTION

A. Borrowers and Guarantors:

Salient Federal Solutions, Inc. (“Salient”) will be the borrower. Salient Solutions, Inc. (“Parent”), and all direct and indirect subsidiaries of Parent (other than Salient and entities who are not guarantors of the senior debt) will be guarantors.

B. Lender:	Loan and equity investment to be provided by PNC Mezzanine Capital or an affiliate (collectively, “PNC MC” or the “Lender”).

C. Purpose:	To provide Senior Subordinated Notes and an equity co-investment to support the acquisition of the stock of ATS Company by Salient, a portfolio company of Frontenac Company (“Frontenac”).

D. Economic Terms:	1. Senior Subordinated Debt	Up to $12,250,000

	Coupon - Cash	12.0%

	Coupon - PIK	1.5%

	Closing Fee	2.0%

	2. Equity Co-investment	Up to $5,000,000

II.            SUMMARY OF MEZZANINE FUNDING TERMS

A.	Subordinated Debt:	Up to $12,250,000

B.	Issue:	Senior subordinated debentures (the “Notes”).

C.	Term:	78 months from the date of issue.

D.	Amortization:	Bullet at end of term.

E.	Coupon:	13.5%, payable on a quarterly basis, of which up to 1.5% could be paid-in-kind (“PIK”).

F.	Fees:	A closing fee of 2.0%.

G.	Prepayment:	Borrowings may be prepaid any time subject to a minimum dollar amount to be determined and a prepayment fee of 3% in year one, 2% in year two, and 1% in year three.

H.	Past Due Payment:	Interest rate increasing by 200 basis points (i.e. 2.0% per annum) during periods of past due payment of principal or interest on the Notes. Interest accrues on principal and past due interest.

I.	Mandatory Repayment:

Notes and any accrued, but yet unpaid, interest will be repaid in full in the event of an acceleration of the Notes, a sale or merger of Salient or Parent, a sale of all or substantially all assets of Salient or Parent (determined on a consolidated basis), a change of control or an initial public offering. The documentation will also provide for an AHYDO catch-up payment, if necessary.

J.	Events of Default:

Customary, including default in payment, breach of covenants and representations, voluntary or involuntary bankruptcy, receivership, assignment for the benefit of creditors, liquidation, acceleration of senior debt, default under obligations for borrowed money other than senior debt, unsatisfied judgment in excess of a specified amount, and change of control, with grace periods and modifications to be agreed.

K.	Subordination:	1.

The Notes will only be subordinated to senior debt provided by senior lenders pursuant to a subordination agreement satisfactory to the Lender in its reasonable discretion. Such subordination agreement will contain, among other things, reasonable limitations on the amount of senior debt, standstill and blockage periods and the ability of the senior lenders to make amendments to the senior debt documents which are adverse to the Lender.

2.

Seller note payments, earn-out payments (other than the Performance Payment under and as defined in that certain Stock Purchase Agreement dated as of June 28, 2010 among Salient, Parent, Skilstorm, Inc. and certain other parties) and management fee payments would be subordinated to the Notes, but would be permitted during the life of the Notes so long as no default exists under the Notes or would be caused by such payments.

L.	Other Provisions:	1.	Negative covenants — to be consistent with those in the senior debt documents, subject to a “step down” where appropriate, but will in any event include restrictions on:

			a.	Capital expenditures in excess of plan;

			b.	Cash or equity distributions to shareholders, including stock redemptions;

			c.	Issuance of new types of debt or any other redeemable securities, including the priority thereof;

			d.	Sale of assets or sale-leaseback transactions;

			e.	Entering unrelated lines of business;

			f.	Transactions with affiliates, including payment of management fees;

			g.	Change in control;

			h.	Investments; and

			i.	Acquisitions and mergers.

2.

Financial maintenance covenants consistent with those in the senior debt documents, but at a 15% cushion from the senior level. Lender would expect to have covenants including, but not limited to, maximum senior leverage, maximum total leverage, maximum capital expenditures and minimum fixed charge coverage.

3.

Customary affirmative covenants consistent with those in the senior debt documents, including financial and other reporting requirements, maintenance of business, insurance, properties and franchises, and customary representations and warranties consistent with those in the senior debt documents.

4.

One representative of the Lender will have the right to attend (in respect of both the mezzanine funding and equity co-investment), and will receive sufficient advance notice of, all meetings of the Board of Managers (or similar governing body) and committees of Salient Solutions LLC (the “LLC”) and its direct and indirect subsidiaries and will receive any information prepared in conjunction with such meetings, in each case in a manner consistent with observation rights that are granted to other “Investors” as such term is defined in the LLC’s Amended and Restated Limited Liability Company Agreement dated as of June 25, 2010 (the “LLC Agreement”). All reasonable expenses of the Lender representative incurred in attending any such meeting will be paid by Salient.

5.

Salient shall notify the Lender of its intention to enter into any subsequent subordinated debt financings and provide the Lender with a reasonable opportunity to deliver a term sheet for consideration in respect of such financing.

6.

Right to freely transfer the Notes subject to applicable securities laws and exceptions to be agreed, provided that in the absence of a default transfers of the Notes will require the consent of Salient (not to be unreasonably withheld), except for transfers to affiliates under common control with such holder and transfers necessary or reasonably required for regulatory purposes.

III.          SUMMARY OF EQUITY CO-INVESTMENT TERMS

A.	Co-Investment Amount:

Up to $5,000,000 of equity securities in the LLC, consisting of a pro rata strip of the same equity securities held or to be held by Frontenac, which we understand will consist of Class A Preferred Units and Class A Common Units, subject to the following: (a) the investment in the Class A Preferred Units will be committed, but not fully funded, at closing, but the funded portion of the commitment will be in the same proportion to the unfunded portion as the funded portion of Frontenac’s commitment bears to its unfunded portion; and (b) the number of Class A Common Units to be acquired by the Lender will be adjusted to reflect the difference in the value of such units between the date when they were originally issued to Frontenac and the closing date.

B.	Co-sale Rights, Right of First Refusal, Pre-emptive Rights, Drag-Along Rights and Registration Rights:

The Lender will have the same rights and obligations as other investors under the LLC Agreement, including co-sale rights, rights of first refusal, drag-along rights and piggy-back registration rights.

C.	Right to Transfer:	Right to freely transfer the equity subject to complying with applicable securities laws and the transfer restrictions referred to in the LLC Agreement; provided that such restrictions will not apply with respect to the following transfers: (a) transfers where the Lender (1) is selling a “strip” of securities that includes the Notes and the associated equity co-investment and (2) has received the consent of the Borrower to transfer the Notes as required in paragraph L.5. of Section II hereof (if such consent is required), (b) transfers to affiliates under common control with the Lender and (c) transfers necessary or reasonably required for regulatory purposes.

D.	Board Rights	As provided in paragraph L.4. of Section II hereof. These rights are not additive with respect to the rights related to the Notes.

E.	Other Co-Investment Terms:	Other customary terms and protections to be consistent with those applicable to the other minority holders of securities of the LLC.